July 19, 2023

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 235 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Astoria US Quality Kings ETF

Dear Ms. Marquigny:

This correspondence responds to comments to the Trust received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the Astoria US Quality Kings ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Comment: Supplementally confirm that the Fund’s investment objective is long-term capital appreciation or notify the Staff what the Fund’s objective is. We note the bracketed investment objective disclosure. Please ensure going forward any amendment to the Trust’s registration statement filed under Rule 485a of the Securities Act of 1933 that seeks to register a new series includes substantially finalized disclosures stating the Fund’s investment objectives and describing the principal investment strategies by which it will managed.

Response: The Fund confirms that the Fund’s investment objective is long-term capital appreciation.

2.	Comment: Footnote 1 to the Annual Fund Operating Expenses table states that payments under the Fund’s Rule12b-1 Distribution and Service Plan (“Rule 12b-1 Fees”) are excluded from the Adviser’s obligation to pay Fund expenses. Substitute 0.01% for “None” in the table or supplementally confirm that Rule 12b-1 Fees are not authorized.

Response: The Trust confirms that Rule 12b-1 Fees have not yet been authorized.

3.	Comment: Please supplementally explain how Other Expenses were estimated and how such estimate was determined to be reasonable.

Response: “Other Expenses” have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus, LLP ● Practus.com

4.	Comment: Clarify in footnote 1 to the Annual Fund Operating Expenses table that investors indirectly bear the costs of expenses that are the Fund’s responsibility based on the unitary fee exclusions.

Response: Footnote 1 to the Annual Fund Operating Expenses table has been revised to include the following sentence:

“Shareholders of the Fund indirectly bear the costs of Fund expenses not assumed by the Fund’s investment adviser.”

5.	Comment: In the first sentence of the Principal Investment Strategies section, please add “plus borrowing for investment purposes” after “net assets.” The Staff also notes that the Fund’s 80% policy applies to “U.S. listed common stock;” however, simply being listed on a U.S. exchange may not be determinative for Names Rule purposes. Please review the 80% sentence to state the qualifying economic tie to the U.S. in more definitive terms, e.g. “principally traded in” (not just listed). See Rule 35d-1(a)(3)(i) Adopting Release at n. 24. IC Release No. 24828 Jan 17, 2001.

Response: The first sentence of the Principal Investment Strategies section has been revised as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in ~~U.S. listed~~ common stock principally traded in the U.S.”

6.	Comment: Please state the cap ranges that apply to the terms large- and mid-capitalization stocks, as referenced in the first sentence of the second paragraph in the Principal Investment Strategies section.

Response: The fourth paragraph has been revised to include “stocks of large- and mid-capitalization companies (defined by the Sub-Adviser to be companies with a market capitalization of at least $5 billion).”

7.	Comment: Briefly explain what “certain liquidity and investability requirements” means as referenced in the first sentence of the second paragraph in the Principal Investment Strategies section, and provide greater detail in the Additional Information about the Fund’s Investment Objective and Principal Strategies section of the prospectus. If appropriate, give concrete examples.

Response: The disclosure in the first sentence of the second paragraph in the Principal Investment Strategies section has been revised as follows:

“The Sub-Adviser constructs the Fund’s portfolio by evaluating all of the securities in an investment universe comprised of publicly traded U.S. listed stocks of large- and mid-capitalization ~~stocks~~companies (defined by the Sub-Adviser to be companies with a market capitalization of at least $5 billion) that are considered to be sufficiently liquid by the Sub-Adviser. ~~with certain liquidity and investability requirements.~~”

The disclosure in the first sentence of the fourth paragraph in the Additional Information about the Fund’s Investment Objective and Principal Strategies section has been revised as follows:

The Sub-Adviser constructs the Fund’s portfolio by evaluating all of the securities in an investment universe comprised of publicly traded stocks of U.S. large- and mid-capitalization companies (defined by the Sub-Adviser to be companies with a market capitalization of at least $5 billion) that are considered to be sufficiently liquid by the Sub-Adviser, ~~stocks with certain liquidity and investability requirements.~~ as measured by their average daily value traded and free float percentage.

8.	Comment: The second sentence of the second paragraph in the Principal Investment Strategies section, states “Quantitative screens are used to rank such stocks according to their quality, valuation, dividend potential and growth metrics relative to the median of their sector.” However you do not disclose where these quantitative screens and their data come from or how the Sub-Adviser applies them to specific ranking factors. Disclose the(se) steps in the portfolio construction process more specifically. For example, which metrics does the Sub-Adviser use to measure each factor (quality, valuation, dividend potential and growth)? How does the Sub-Adviser decide the number of investments to hold in the portfolio at any one time (e.g. 50, 100) or the sectors to over or under weight? How does the Sub-Adviser decide if a trending investor sentiment may impact the portfolio’s performance? Explain the overall selection strategy more clearly throughout.

Response: The second paragraph in the Principal Investment Strategies section has been revised as follows:

“Proprietary ~~Q~~quantitative screens developed by the Sub-Adviser are used to rank such stocks according to their quality, valuation, dividend potential and growth metrics relative to the median of their sector. The Sub- Adviser uses a variety of metrics in its discretion to evaluate each stock for each of these factors, including but not limited to return on equity, return on investment capital, price-to-earnings ratio, dividend yield, projected growth estimates, and earnings momentum. The metrics used evaluate each factor vary by sector based on the Sub-Adviser’s assessment of which metric(s) have historically provided the best measure of that factor. A weighted average rank across each factor is then calculated and the top 50 to 100 ranked stocks are selected for the Fund. The number of stocks selected ~~stocks~~ will vary based on the Sub-Adviser’s decision to overweight or underweight sectors ~~relative to~~in accordance with its assessment of the markets at the time of screening and to maintain diversification in the Fund’s portfolio.”

9.	Comment: The last paragraph in the Principal Investment Strategies section describes the Sub-Adviser’s portfolio rebalancing strategy in confusing terms. What does “systematically rebalanced periodically in the discretion of the Sub-Adviser” mean? 1. Systematically how? To what “balance” are the holdings restored (e.g. equal weighting across the entire portfolio? Equal sector weightings? Where does the Sub-Adviser’s decision to over or under weight particular sectors play into the rebalancing process?). 2. Periodically how? Identify any minimum “period” (e.g. at least annually? Semi-annually? Monthly?). If rebalancing does not occur regularly, substitute the term “intermittently” or whatever term is most appropriate. Please clarify the disclosure accordingly.

Response: The last paragraph in the Principal Investment Strategies section has been revised as follows:

“All stocks in the portfolio are continually monitored and the Sub-Adviser’s quantitative screens are applied to rebalance the portfolio~~, with the portfolio being systematically rebalanced periodically~~  intermittently in the discretion of the Sub-Adviser. The Fund will sell or reduce positions according to changes in the Sub-Adviser’s proprietary rankings. ~~Rebalances~~ The screens may be reapplied ~~may occur~~ more frequently if there are material changes to ~~the macro economic cycle,~~ earnings, valuations, or ~~sentiment~~ economic trends (i.e., an accelerating economy) believed by the Sub-Adviser to likely have an impact on the Fund’s portfolio.

10.	Comment: You state that “Rebalances may occur more frequently if there are material changes to the macro economic cycle, earnings, valuations, or sentiment believed by the Sub-Adviser to likely have an impact on the Fund’s portfolio.” Describe these rebalancing triggers more concretely. Define terms like “macro economic cycle” and provide examples illustrating the type of impactful sentiments intended.

Response: The references to “macro economic cycle” and “sentiment” have been removed from the disclosure. Please the response to comment 9 for the revised language.

11.	Comment: Describe the Sub-Adviser’s sector strategy in greater detail. What is the reference value against which the Sub-Adviser’s weighting choices (over or under) are compared? Discuss how the Sub-Adviser makes decisions to over or under weight holdings in particular sectors. Also, review and reconcile the references to sector weighting decisions in the second and third paragraphs.

Response: The last sentence of the third paragraph in Principal Investment Strategies section has been revised as follows:

“While it is anticipated that the Fund will invest across a range of industries, certain sectors may be overweighted relative to its benchmark ~~compared to others~~ because the Sub-Adviser seeks the best investment opportunities regardless of sector in its discretion based on its assessment of the markets. ~~The sectors in which the Fund may be overweighted will vary at different points in the economic cycle.~~”

In addition the last sentence of the second paragraph in the Principal Investment Strategies section has been revised as follows

“The number of stocks selected ~~stocks~~ will vary based on the Sub-Adviser’s decision to overweight or underweight sectors ~~relative to~~in accordance with its assessment of the markets at the time of screening and to maintain diversification in the Fund’s portfolio.”

12.	Comment: In the Principal Risks section, as referenced in the second sentence under Quality Stocks Risk, what does “experience negative growth” mean? Please restate in plain english.

Response: The Fund has revised the disclosure as follows:

“Quality Stocks Risk…Companies that issue these stocks may experience ~~lower than expected returns or may experience negative growth~~ a decline in value, as well as increased leverage, resulting in lower than expected or negative returns to Fund shareholders.”

13.	Comment: In the Principal Risks section, under Management Risk, please directly discuss the role of human error by individual portfolio managers, specifically that portfolio managers may make poor and incorrect decisions. They may 1. rely on poor choices, ineffective investment techniques and risk analyses, or 2. apply poor judgement to otherwise effective investment techniques and analysis methods.

Response: The Fund has revised the disclosure as follows:

“Management Risk. The Fund is actively managed and may not meet its investment objective based on the success or failure of the Adviser, Sub-Adviser or portfolio manager in implementing investment strategies for the Fund and making purchase or sale decisions that effectively achieve the Fund’s investment objective. The success of the Fund’s investment program depends largely on the investment techniques and risk analyses applied by the Sub-Adviser~~, including the use of quantitative models or methods.~~ and the portfolio manager and the skill of the Sub-Adviser and/or portfolio manager in evaluating, selecting, and monitoring the Fund’s assets , including the use of quantitative models or methods. The Fund could experience losses (realized and unrealized) if the judgment of the Sub-Adviser or portfolio manager about markets or sectors, or the attractiveness, intrinsic value, or potential appreciation of particular investments made for the Fund’s portfolio prove to be incorrect. It is possible the investment techniques and risk analyses employed on behalf of the Fund will not produce the desired results.”

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@Practus.com.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

Partner

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